

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 9, 2016

Via E-mail
Mr. Gregory B. Willis
Chief Financial Officer
Air Lease Corp
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

> **Re:**   **Air Lease Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 1-35121**

Dear Mr. Willis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction